

Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482ad

FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $2,572,000, and an affiliate of the Adviser, which invested roughly $286,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

Rental home community near Greenville, SC

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

We've invested roughly $2.9 million to acquire 8 rental homes within the Pine Ridge Place community of Fountain Inn, South Carolina, about 20 minutes southeast of downtown Greenville, with plans to acquire an additional 104 rental homes in the community upon their completion of construction over the next year.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate and supporting steady returns for disciplined investors. Learn more about the single-family rental asset class here.

As we referenced in our 2022 Mid-Year Letter, our investment theses strive to identify factors that are bolstered by strong demand today and have historically performed well, both during past high inflationary periods and during downturns more broadly. For example, residential properties in the Sunbelt: In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population will no longer need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates. In addition, we've weighted toward these types of assets because they generally have better withstood past economic downturns; shelter, like food, is a basic need rather than a discretionary expense.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $2.6 million, and the Growth eREIT VII, which invested roughly $300,000.

Strategy

This investment follows a Value Add strategy.

Business plan

Our initial investment at Pine Ridge Place is an all-cash purchase of 8 finished rental homes within the community. The community consists of spacious three-and four-bedroom homes, each with a private garage and modern finishings and features. Our intent is to acquire an additional 104 homes over the next year, eventually taking ownership of a total of 112 homes within the community.

Given the recent and soon-to-be-completed construction of the community, we anticipate that the homes will remain competitive, attract tenants, and support rent growth for the foreseeable future without significant capital needs for renovations. We expect to work with a professional property manager and to be a long-term owner over the next several years to a decade.

Our intent with this and other investments in rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We expect the aggregate purchase price of all 112 homes will be roughly $40.2 million and our total commitment to be roughly $42.6 million, accounting for expected costs. While we acquired the initial homes in an all-cash transaction, we intend to use portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

- **New construction:** Construction on the existing 8 homes wrapped up within the past year, and the remaining 104 homes are expected to be delivered over the next twelve months. Since the community consists of new construction, we do not expect significant costs for renovations or updates in the near future.

- **High-demand property type:** We believe the community's spacious rental homes will be particularly attractive to renters who are in search of more living space, especially as remote work employment opportunities become more established across the country.

- **Fast-growing area:** Pine Ridge Place is located approximately 20 minutes southeast of downtown Greenville and within the broader Greenville MSA. Greenville's growth has been driven by numerous companies seeking to take advantage of the city's highly skilled workforce and business-friendly environment, with automotive, aerospace, and data center industries investing in the area in recent years. These developments have made neighboring areas like Fountain Inn attractive to both renters and homebuyers.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com



Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482ad

FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $58,766,000, and an affiliate of the Adviser, which invested roughly $6,530,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

Rental home community near Dallas, TX

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

We've invested roughly $65.3 million to acquire 163 rental homes, along with two vacant lots, within the Beall Way community of Denton, Texas, about an hour northeast of downtown Dallas, with plans to acquire an additional 25 rental homes in the community upon their completion of construction later this year. Approximately 93% of the 163 existing homes were already occupied at the time of our acquisition.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors. Learn more about the single-family rental asset class here.

As we referenced in our 2022 Mid-Year Letter, our investment theses strive to identify factors that are bolstered by strong demand today and have historically performed well, both during past high inflationary periods and during downturns more broadly. For example, residential properties in the Sunbelt: In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population will no longer need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates. In addition, we've weighted toward these types of assets because they generally have better withstood past economic downturns; shelter, like food, is a basic need rather than a discretionary expense.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $58.8 million and the Growth eREIT VII, which invested roughly $6.5 million.

Strategy

This investment follows a Core Plus strategy.

Business plan

Our initial investment at Beall Way is an all-cash purchase of 163 finished rental homes within the community, along with two adjacent vacant lots. At the time of our acquisition, approximately 93% of the finished homes were occupied. The community consists of spacious three- and four-bedroom homes, each with its own attached garage and pet-friendly, fenced yard. Our intent is to acquire an additional 25 homes later this year, eventually taking ownership of a total of 188 homes within the community.

Given the recent and soon-to-be-completed construction of the community, we anticipate that the homes will remain competitive, attract tenants, and support rent growth for the foreseeable future without significant capital needs for renovations. We expect to work with a professional property manager, and to be a long-term owner over the next several years to a decade.

Our intent with this and other investments in rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We expect the aggregate purchase price of all 188 homes will be roughly $72.4 million, and our total commitment to be roughly $75.2 million, accounting for expected costs. While we acquired the initial homes in an all-cash transaction, we intend to use portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

- **New construction:** Construction on the existing 163 existing homes wrapped up within the past year, and the remaining 25 homes are expected to be delivered later this year. Since the community consists of new construction, we do not expect significant costs for renovations or updates in the near future.

- **High-demand property type:** We believe the community's spacious rental homes will be particularly attractive to renters who are in need of more living space as norms around work shift.

- **Income-generating asset:** Roughly 93% of the finished homes were occupied at the time of our acquisition, generating consistent cash flow through rental income.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com